UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          Schedule 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 4)*

                           GAB BANCORP
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                        (Name of Issuer)

                 Common Stock, $10.00 Par Value
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                 (Title of Class of Securities)

                            373865104
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
                         (CUSIP Number)

        David G. Buehler
        1227 West 31st Street
        Jasper, Indiana  47546 - (812) 482-5366
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
          (Name, Address and Telephone Number of Person
        Authorized to Receive Notices and Communications)

                          March 4, 1997
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-l(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1;
and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See rule 13d-7)

Note: Six copies of this statement, including all exhibits, should be filed with the commission. See
Rule 13d-l(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934
("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP No. 373865104                             Page 2 of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David G. Buehler
         SS#  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.  SOLE VOTING POWER

         0

8.  SHARED VOTING POWER

         145,515

9.  SOLE DISPOSITIVE POWER

         0

10. SHARED DISPOSITIVE POWER

         145,515

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

         145,515

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         5.7%

14. TYPE OF REPORTING PERSON*

         IN

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CUSIP No. 373865104                             Page 3 of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         David G. Buehler Charitable Trust, dated
         December 9, 1994
         TIN#  35-1967992

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana, U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.  SOLE VOTING POWER

         --

8.  SHARED VOTING POWER

         18,000

9.  SOLE DISPOSITIVE POWER

         --

10. SHARED DISPOSITIVE POWER

         18,000

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

         18,000

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.7%

14. TYPE OF REPORTING PERSON*

_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _
CUSIP No. 373865104                             Page 4 of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Joseph E. Buehler
         SS#  ###-##-####

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.  SOLE VOTING POWER

         103

8.  SHARED VOTING POWER

         124,483

9.  SOLE DISPOSITIVE POWER

         103

10. SHARED DISPOSITIVE POWER

         124,483

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

         124,587

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%

14. TYPE OF REPORTING PERSON*

         IN

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CUSIP No. 373865104                             Page 5 of 52 Pages
_ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _ _

1.  NAME OF REPORTING PERSON
    S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Buehler Foods, Inc.
         IRS#  35-1074241

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
    (a) [ X ]
    (b) [   ]

3.  SEC USE ONLY

4.  SOURCE OF FUNDS*

         N/A

5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
    REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)  [  ]

6.  CITIZENSHIP OR PLACE OF ORGANIZATION

         Indiana

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

7.  SOLE VOTING POWER

         0

8.  SHARED VOTING POWER

         124,463

9.  SOLE DISPOSITIVE POWER

         0

10. SHARED DISPOSITIVE POWER

         124,463

11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
    REPORTING PERSON

         124,463

12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
    EXCLUDES CERTAIN SHARES* [  ]

13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         4.9%

14. TYPE OF REPORTING PERSON*

ITEM 1.  SECURITY AND ISSUER.

    Title of Security:  Common Stock, $10.00 Par Value

    Issuer:   GAB Bancorp
              711 Main Street
              Box 810
              Jasper, Indiana 47546

ITEM 2.  IDENTITY AND BACKGROUND.

    (a)-(f)   David G. Buehler, Brenda Buehler, Joseph
    E. Buehler, Buehler Foods, Inc., and David G.
    Buehler Charitable Trust (hereinafter referred to at times collectively as the "reporting persons").
    Brenda Buehler is the wife of David G. Buehler.
    Buehler Foods, Inc. ("BFI") is owned by David G.
    Buehler and Joseph E. Buehler (through June 30,
    1993, David G. owned approximately 54% of BFI and
    Joseph E. owned approximately 45%. The current percentage ownership is 66% and 34%, respectively). David G. Buehler Charitable Trust is a qualifying private foundation created on December 9, 1994 ("Trust") of which David G.
    Buehler is the sole Trustee. The reporting persons intend to act together as a group with respect to their shares of Common Stock of the Company.

         David G. Buehler's principal occupation is as President of Buehler Foods, Inc., a company of which he owns approximately 66 percent. His residence address is 1227 West 31st Street,
    Jasper, Indiana 47546. David G. Buehler is a citizen of the United States of America.

         Brenda Buehler is the wife of David G.
    Buehler and her residence address is the same as his given above. Her principal occupation is as a beautician in Washington, Indiana. Brenda Buehler is a citizen of the United States of America.

         Joseph E. Buehler's principal occupation is as Vice President of Buehler Foods, Inc., a company of which he owns approximately 34 percent.
    His residence address is 1978 East Hillbrook
    Drive, Jasper, Indiana 47546. Joseph E. Buehler is a citizen of the United States of America.

         Buehler Foods, Inc. is an Indiana corporation engaged in the retail grocery business. The address of Buehler Foods, Inc.'s principal offices is 1100 West 12th Street, Jasper, Indiana 47546.

         The Trust was established on December 9,
    1994, and has been recognized as a qualifying private foundation, exempt from federal income taxation under Section 501(c)(3) of the Internal
    Revenue Code.  Its address is c/o David G.
    Buehler, Trustee, 1100 West 12th Street, Jasper,
    Indiana 47546.

         The original Schedule 13D and Amendments
    No. 1 and 2 thereto, report shares owned by Judy
    Buehler, the spouse of David G. Buehler until January 2, 1991. Judy Buehler was, for the respective reports, the Secretary of BFI, was a citizen of the United States of America and had the business address of BFI.

         During the last five years, none of the
    reporting persons has been convicted in a criminal proceeding or has been a party to a civil proceeding relating to federal or state securities laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER
         CONSIDERATION.

         The event that requires the filing of this Amendment No. 4 is the consummation on March 4,
    1997, of the acquisition by the Company of Peoples
    Bancorp of Washington ("Peoples"), an Indiana corporation and the holding company for The
    Peoples National Bank and Trust Company,
    Washington, Indiana. The reporting persons own an aggregate of 145,635 shares of Common Stock.
    Prior to the Merger, these 145,635 shares of Common Stock represented 7.6 percent of the outstanding shares of Common Stock. As a consequence of the issuance of 615,285 shares of Common Stock to the shareholders of Peoples in exchange for those shareholders' of Peoples shares, subsequent to the acquisition the reporting persons own 5.7 percent of the outstanding shares of Common Stock. No funds or other consideration were used or are to be used to purchase Common Stock of the Company with respect to this transaction and there is no source of funds with respect to which Item 3 is applicable.

         This Amendment #4 also reports earlier
    transactions since the filing of Amendment #3, and in accordance with the position of Securities and Exchange Commission Staff with regard to first electronic filings on EDGAR, restates the provisions of Items 3, 4 and 5 of the earlier original Schedule 13D and the three (3) amendments to the Schedule 13D, all of which were paper-filed.

                Other Changes Since Amendment #3

         Other transactions have occurred since the filing as of March 8, 1993 of Amendment #3 to the
    Schedule 13D.  Those transactions are as follows:

         Gift.  On December 31, 1996, BFI transferred
    18,000 shares to the Trust by gift, for personal planning purposes.

         Dividend Reinvestment Plan.  For the years
    1995 and 1996 and to date in 1997, BFI has acquired an aggregate of 5,379.3995 shares, at various prices, under the Company's Dividend
    Reinvestment and Stock Purchase Plan (instituted
    May, 1995), as follows:

    Year            Number of Shares  Price Range
    1995            1,557.8980        Not Available
    1996            3,123.7622        $32.75 to $38.50
    1997 (to 1/31)  697.7393          $37.25

          Stock Splits and Stock Dividends.  The
     following shares of the Company were issued to the indicated persons as a result of stock splits or stock dividends declared by the Company as follows:

     BFI:
     12/06/96  5% Stock Dividend        6,594
     12/22/95  5% Stock Dividend        6,280
     09/10/93  3-for-2 Stock Split     41,351

     David G. and Brenda:
     12/06/96  5% Stock Dividend          146
     12/22/95  5% Stock Dividend          138
     09/10/93  3-for-2 Stock Split        434

     Joseph:
     12/06/96  5% Stock Dividend            5
     12/22/95  5% Stock Dividend            4
     09/10/93  3-for-2 Stock Split         31

          Intra-Group Transfer.  On April 4, 1994,
     David G. and Brenda Buehler purchased the 10 shares of the Company from Natalie Buehler, daughter of David G. and Judy Buehler, 5 of which shares were included in Schedule 13D and in Amendments #1 and #2.

          Stock Purchases. Subsequent to the date of Amendment #3, David G. and Brenda Buehler made the following purchases of shares of the Company on the open market with personal funds:

Date            Number of Shares    Price Per Share

April 18, 1994         628           $     32.00
April 8, 1994          828           $     32.00

          Amendment #3 (March 8, 1993) to Schedule 13D

          The following restates Item 3 from Amendment
     #3 to Schedule 13D:

          "The event that requires the filing of
     this Amendment No. 3 is the consummation on March 8, 1993, of the acquisition by the Company of Unibancorp, an Indiana corporation and the holding company for The Union Bank, Loogootee, Indiana. The reporting persons own an aggregate of 83,649 shares of Common
     Stock.  Prior to the Merger, these 83,649
     shares of Common Stock represented 10.95 percent of the outstanding shares of Common
     Stock. As a consequence of the issuance of 320,283 shares of Common Stock to the shareholders of Unibancorp in exchange for those shareholders' Unibancorp shares, subsequent to the acquisition the reporting persons own 7.7 percent of the outstanding shares of Common Stock. No funds or other consideration were used or are to be used to purchase Common Stock of the Company and there is no source of funds with respect to which Item 3 is applicable."

                Other Changes Since Amendment #2

          Other transactions occurred between the
     filing of Amendment #2 as of April 30, 1986, and the filing of Amendment #3. Those transactions were as follows:

          Stock Splits. The following shares of the Company were issued to the indicated persons as a result of stock splits declared by the Company as follows:

     BFI:

     06/12/92  5-for-4 Stock Split     16,540
     04/01/87  5-for-4 Stock Split      7,302

     David G.:

     04/01/87  5-for-4 Stock Split      5,546

     David G. and Judy:

     04/01/87  5-for-4 Stock Split        368

     Joseph:

     06/12/92  5-for-4 Stock Split         12
     04/01/87  5-for-4 Stock Split         10

          Intra-Group Transfer. As part of a property settlement between David G. and Judy Buehler, on January 2, 1991, 1,842 shares of the Company were transferred from their joint names to David G.
     Buehler, which he took in his sole name.

          Stock Purchases. Subsequent to the date of Amendment #2, David G. and Brenda Buehler and
     David G. Buehler, respectively, made the following purchases of shares of the Company on the open market with personal funds:

Date                Number of Shares   Price Per Share

David G. and Brenda:
December 31, 1992            368             $32.00
December 22, 1992              1             $32.00
December 16, 1992            500             $32.00

David G.:
May 11, 1987                  80             $24.00
December 8, 1986           2,079             $29.00
December 1, 1986              50             $28.50
November 20, 1986             50             $28.50
November 13, 1986             50             $28.50
November 7, 1986             323             $28.50
October 29, 1986             576             $28.00
October 27, 1986             130             $28.50
June 11, 1986              2,000             $28.00
May 13, 1986                 212             $28.00
May 8, 1986                  195             $28.00
May 5, 1986                  200             $28.00
May 5, 1986                   10             $28.00

     All of the above shares acquired by David G. and Brenda Buehler, and by David G. Buehler were purchased for, and owned by them and him for, investment purposes.

          Amendment #2 (April 30, 1986) to Schedule 13D

          The following restates Item #3 from Amendment
     #2 to the Schedule 13D:

          "Subsequent to the date of Amendment
     No. 1, David G. Buehler made the following purchases of common stock of the Company on the open market with personal funds:

Date                Number of Shares    Price Per Share

May 18, 1985                 572             $27.00
October 18, 1985              62             $27.00
November 29, 1985            150             $28.00

The other information required by this Item is unchanged from that set forth in the Original 13D and Amendment No. 1."

        Amendment #1 (February 27, 1985) to Schedule 13D

          The following restates Item #3 from Amendment
     #1 to the Schedule 13D:

          "In accordance with the agreement
     disclosed under Item 4 of the Original 13D, on February 27, 1985, Buehler Foods, Inc., acquired 4,548 shares and David G. Buehler acquired 2,466 shares of the Company's common stock at a price of $37.49 per share for a total of $263,018.09. Funds necessary for the purchase were borrowed from two commercial banks. Buehler Foods, Inc.
     borrowed approximately $160,000 from
     Bloomington National Bank, Bloomington,
     Indiana, pursuant to an existing credit
     facility totaling $750,000, attached and incorporated by reference as Exhibit B, and secured by the stock acquired. The remaining approximately $10,500 necessary for the purchase was provided by Buehler Foods, Inc.'s existing working capital. David G.
     Buehler borrowed $78,912 of the funds
     necessary to purchase his shares from The
     Tell City National Bank, Tell City, Indiana, pursuant to an existing credit facility totaling $200,000, cosigned by David G.
     Buehler's spouse, secured by a mortgage on certain real estate, a security interest in certain personal property, and a pledge of the stock to be purchased. A copy of the note connected with this loan is attached as Exhibit C and incorporated by reference. The balance of David G. Buehler's purchase price was represented by personal funds."

            Original Schedule 13D (November 1, 1984)

          The following restates Item #3 from the
     Schedule 13D:

          "On November 1, 1984, Buehler Foods,
     Inc., acquired 24,661 shares of the Company's common stock at a price of $37.50 per share for a total purchase price of $924,787.50.
     Funds necessary for the purchase were
     borrowed from two commercial banks.
     Approximately $580,000 was borrowed from
     Bloomington National Bank, Bloomington,
     Indiana, which loan is secured by pledge of the stock acquired. An additional approximately $345,000 was borrowed from The
     German American Bank, Jasper, Indiana (a subsidiary of the Company), pursuant to an existing credit facility secured principally by inventory and equipment of Buehler Foods, Inc. Copies of the notes and related documents connected with these two loans are attached as Exhibit B and incorporated by reference."

ITEM 4.   PURPOSE OF TRANSACTION.

          The event that requires the filing of this Amendment No. 4 is the consummation on March 4,
     1997, of the acquisition by the Company of Peoples
     Bancorp of Washington, an Indiana corporation and the holding company for The Peoples National Bank and Trust Company, Washington, Indiana, and the issuance of 615,417 shares of Common Stock in such acquisition. This Amendment #4 also reports earlier transactions since the filing of Amendment #3, and in accordance with the position of Securities and Exchange Commission Staff with regard to first electronic filings on EDGAR, restates the provisions of Items 3, 4 and 5 of the earlier original Schedule 13D and the three (3) amendments to the Schedule 13D, all of which were paper-filed.

          Buehler Foods, Inc., David G. Buehler,
     Joseph E. Buehler and the Trust acquired the common stock of the Company owned by them for investment purposes. In the future Buehler Foods, Inc., David G. Buehler, Joseph E. Buehler or Trust may acquire additional shares in the Company for investment purposes from time to time depending upon market conditions and other factors. This statement of purposes and potential actions has remained unchanged since the filing of Amendments
     # 1, 2 and 3. An intention to acquire a limited number of additional shares of the Company was reflected in the original Schedule 13D, which is restated below.

          None of the reporting persons has any present plans or proposals with respect to the Issuer that relate to or could result in the occurrence of any of the following events:

     (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
     (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
     (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
     (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors to fill any existing vacancies on the board;
     (e)  Any material change in the present
          capitalization or dividend policy of the Issuer;
     (f) Any other material change in the Issuer's business or corporate structure;
     (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;
     (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
     (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act of 1934; or
     (j) Any action similar to any of those enumerated above.

            Original Schedule 13D (November 1, 1984)

          The following restates Item 4 from the
     original Schedule 13D:

          "Buehler Foods, Inc., David G. Buehler and
     Joseph E. Buehler acquired the common stock of the Company owned by them for investment purposes.
     David G. Buehler has agreed to acquire an additional 7,014 shares of common stock of the Company as soon as necessary regulatory approvals are received. When purchased, these shares may be held by David G. Buehler personally or may be transferred to Buehler Foods, Inc. In addition, in the future Buehler Foods, Inc., David G.
     Buehler or Joseph E. Buehler may acquire additional shares in the Company for investment purposes from time to time depending upon market factors and other conditions. At the present time, the reporting persons do not intend to acquire in the aggregate beneficial ownership of more than 15% of the Company's common stock.

          David G. Buehler was elected to the Board of Directors of the Company on November 5, 1984."

     (a) the acquisition by any person of additional securities of the Issuer, or the disposition of the Issuer:

     (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or its wholly-owned subsidiary;

     (c) a sale or transfer of a material amount of assets of the Issuer or its wholly owned subsidiary;

     (d) any other change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     (e)  any material change in the present
          capitalization or dividend policy of the Issuer;

     (f) any other material change in the Issuer's business or corporate structure;

     (g) any other changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association;

     (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1940, as amended, or

     (j) any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF ISSUER.

          The following table sets forth the number and percentage of shares of Common Stock of the Company beneficially owned as of March 8, 1997, by each of the reporting persons, each of whom has sole voting and investment power with respect to such shares except as indicated below:

Beneficial Owner    Number of Shares                Percentage of
                                                    Shares

David G. Buehler          145,515 (1,2,4)                   5.7%

Brenda Buehler              3,052 (2)                        .1%

Joseph E. Buehler         124,587 (3)                       4.9%

Buehler Foods, Inc.       124,463                           4.9%

Trust                      18,000                            .7%

     1    The share totals and percentages include
          124,463 shares owned of record by Buehler
          Foods, Inc., a company owned by David G.
          Buehler and Joseph E. Buehler. The voting and disposition of these 124,463 shares are jointly directed by the owners of Buehler
          Foods, Inc.

     2 David G. Buehler and Brenda Buehler jointly own 3,051 shares.

     3 Includes 103 shares held by Joseph E. Buehler in his sole name and 20 shares owned by Joseph E. Buehler's children.

     4    The share totals and percentages include
          18,000 shares owned of record by the David G.
          Buehler Charitable Trust of which David G.
          Buehler is the sole Trustee.

          Amendment #3 (March 8, 1993) to Schedule 13D

          The following restates Item 5 from Amendment
     #3 to Schedule 13D:

          "The following table sets forth the
     number and percentage of shares of Common
     Stock of the Company beneficially owned by each of the reporting persons, each of whom has sole voting and investment power with respect to such shares except as indicated below:

Beneficial Owner    Number of Shares                  Percentage of
                                                      Shares

David G. Buehler         83,572 (1,2)                       7.7% (1)

Brenda Buehler              869 (2)                         0.1%

Joseph E. Buehler        82,780 (1,3)                       7.6% (1)

Buehler Foods, Inc.      82,703                             7.6%

     1    The share totals and percentages include
          82,703 shares owned of record by Buehler
          Foods, Inc., a company owned by David G.
          Buehler and Joseph E. Buehler. The voting and disposition of these 82,703 shares are jointly directed by the owners of Buehler
          Foods, Inc.

     2 David G. Buehler and Brenda Buehler jointly own 869 shares.

     3    Includes 15 shares held by Joseph E.
          Buehler's children."

          Amendment #2 (April 30, 1986) to Schedule 13D

          The following restates Item 5 from Amendment
     #2 to Schedule 13D:

          "The following table sets forth the
     number and percentage of shares of the common stock of the Company beneficially owned by each reporting person:

Number (Percentage) of Shares   Record Holder

     29,209    (5.91%)          Buehler Foods, Inc.
     16,309    (3.30%)          David G. Buehler
     1,474     (0.30%)          David G. Buehler and
                                Judy Buehler
     5           (--)           Natalie Buehler
                                (daughter of David and
                                Judy Buehler)
     40          (--)           Joseph E. Buehler and
                                Carolyn Buehler

          David G. Buehler has sole voting and
     dispositive power with respect to the shares owned by him and shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife, Judy Buehler. David G. Buehler disclaims beneficial ownership of the shares owned by his daughter. Joseph E. Buehler shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife, Carolyn Buehler. Judy and Carolyn Buehler share voting and dispositive power with respect to the shares held jointly with their husbands."

        Amendment #1 (February 27, 1985) to Schedule 13D

          The following restates Item 5 from Amendment
     #1 to Schedule 13D:

          "The following table sets forth the
     number and percentage of shares of the common stock of the Company beneficially owned by each reporting person:

Number (Percentage) of Shares         Record Holder

    29,209     (7.3%)               Buehler Foods, Inc.
    15,525    (11.6%)               David G. Buehler
     1,474     (0.4%)               David G. Buehler and
                                    Judy Buehler
         5       (--)               Natalie Buehler
                                    (daughter of David and
                                    Judy Buehler)
        40       (--)               Joseph E. Buehler and
                                    Carolyn Buehler

          David G. Buehler has sole voting and
     dispositive power with respect to the shares owned by him and shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife.
     David G. Buehler disclaims beneficial ownership of the shares owned by his daughter. Joseph E.
     Buehler shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife.
     Carolyn and Judy Buehler share voting and dispositive power with respect to the shares held jointly with their husbands."

            Original Schedule 13D (November 1, 1984)

          The following restates Item 5 from the
     original Schedule 13D:

          "The following table sets forth the
     number and percentage of shares of the common stock of the Company beneficially owned by each reporting person:

Number (Percentage) of Shares          Record Holder

    24,661     (6.2%)               Buehler Foods, Inc.
    13,059     (3.3%)               David G. Buehler
     1,474     (0.4%)               David G. Buehler and
                                    Judy Buehler
         5       (--)               Natalie Buehler
                                    (daughter of David and
                                    Judy Buehler)
        40       (--)               Joseph E. Buehler and
                                    Carolyn Buehler

          David G. Buehler has sole voting and
     dispositive power with respect to the shares owned by him and shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife.
     David G. Buehler disclaims beneficial ownership of the shares owned by his daughter. Joseph E.
     Buehler shares voting and dispositive power with respect to the shares owned by Buehler Foods, Inc., and the shares owned jointly with his wife.
     Carolyn and Judy Buehler share voting and dispositive power with respect to the shares held jointly with their husbands.

          As set forth in Item 4 above, David G.
     Buehler has agreed to acquire an additional 7,014 shares of the Company's common stock."

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
         RELATIONSHIPS WITH RESPECT TO SECURITIES OF
         THE ISSUER.

    a. 1995 Pledge. On August 11, 1995, BFI pledged to National City Bank, Indiana ("National"), pursuant to a Pledge Agreement, dated August
         11, 1995, 120,054 of the common shares of the Company owned by it, to secure obligations under a Credit and Security Agreement by and between BFI and National, dated August 11,
         1995. As of the date hereof, 112,728 common shares of the Company are subject to the Pledge Agreement.

    b.   1996 Pledge.  BFI has pledged to United
         Fidelity Bank, fsb ("Bank") pursuant to a Pledge and Security Agreement (Third Party
         Pledgor), dated September 6, 1996, 9,439 of the common shares of the Company owned by it, to secure obligations under a Commercial Term
         Promissory Note, dated September 6, 1996, executed by The Marjorie Buehler Real Estate
         Trust, dated December 12, 1984, in favor of Bank, in the principal amount of $300,000.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

    (a)  Agreement pursuant to Regulation Sec. 240.13d-
         1(f).

    (b)  Agreement pursuant to Regulation Sec. 240.13d-
         1(f).

    (c)  Pledge and Security Agreement, dated
         September 6, 1996, executed by Buehler Foods,
         Inc. in favor of The Marjorie Buehler Real
         Estate Trust.

    (d) Pledge Agreement, dated August 11, 1995, by and between Buehler Foods, Inc. and National
         City Bank, Indiana.

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 15, 1997              /s/   David G. Buehler
                          ---------------------------
                          David G. Buehler


                          BRENDA BUEHLER

May 15, 1997              /s/   David G. Buehler
                          ---------------------------
                          David G. Buehler, Attorney
                          under Power, dated April 12,
                          1993


May 15, 1997                        JOSEPH E. BUEHLER

                          /s/   David G. Buehler
                          ---------------------------
                          David G. Buehler, Attorney
                          under Power, dated April 12,
                          1993

                          BUEHLER FOODS, INC.

May 15, 1997              /s/ David G. Buehler
                          ---------------------------
                          David G. Buehler, President
                          and Attorney under Power,
                          dated April 12, 1993

                          DAVID G. BUEHLER CHARITABLE
                          TRUST, December 9, 1994

May 15, 1997              /s/  David G. Buehler
                          ---------------------------
                          David G. Buehler, Trustee
                          and Attorney under Power
                          dated May 15, 1997

                          EXHIBIT INDEX



    Description                                       Page Number

Agreement Pursuant to
Regulation Sec. 240.13d-1(f) and
Power of Attorney.                                       7 - 28

Agreement pursuant to
Regulation Sec. 240.13d-1(f).                           29 - 30

Pledge and Security Agreement, dated
September 6, 1996, executed by
Buehler Foods, Inc. in favor of
The Marjorie Buehler Real Estate Trust.                 31 - 44

Pledge Agreement, dated August 11, 1995,
by and between Buehler Foods, Inc.
and National City Bank, Indiana.                        45 - 52

         AGREEMENT PURSUANT TO REGULATION Sec. 240.13D-1(f)
                      AND POWER OF ATTORNEY

    The undersigned hereby agree and consent to the filing of a single Schedule 13D and any and all amendments thereto with the Securities and Exchange
Commission on behalf of each of them in connection with the beneficial ownership of securities of GAB Bancorp.

    KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints
David G. Buehler his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments to the Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange
Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

                         /s/ David G. Buehler
                         _____________________
                         David G. Buehler

                         /s/ Brenda Buehler
                         _____________________
                         Brenda Buehler

                         /s/ Joseph E. Buehler
                         _____________________
                         Joseph E. Buehler

                         BUEHLER FOODS, INC.

                         /s/ David G. Buehler, President
                         _______________________________
                         David G. Buehler, President

April 12, 1993

         AGREEMENT PURSUANT TO REGULATION Sec. 240.13D-1(f)
                      AND POWER OF ATTORNEY

    The undersigned hereby agrees and consents to the filing of a single Schedule 13D and any and all amendments thereto with the Securities and Exchange
Commission on behalf of itself, David G. Buehler, Brenda Buehler, Joseph E. Buehler and Buehler Foods,
Inc., and each of them, in connection with the beneficial ownership of securities of GAB Bancorp.

    KNOW ALL MEN BY THESE PRESENTS, that the undersigned, together with David G. Buehler, Brenda
Buehler, Joseph E. Buehler and Buehler Foods, Inc., under Agreement and Power of Attorney dated April 12,
1993, constitutes and appoints David G. Buehler its true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for it and in its name, place and stead, in any and all capacities, to sign any and all amendments to the Schedule 13D and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission and any other regulatory authority, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises as fully to all intents and purposes as it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or its substitute, may lawfully do or cause to be done by virtue hereof.

                       DAVID G. BUEHLER CHARITABLE
                       TRUST, dated December 9, 1994

                       By /s/ David G. Buehler
                          __________________________
                       David G. Buehler, Trustee

Date:  May 15, 1997

                             PLEDGE AGREEMENT


    THIS PLEDGE AGREEMENT made this 11th day of August, 1995, by and between Buehler Foods, Inc, an Indiana corporation (hereinafter referred to as "Pledgor"), and National City Bank, Indiana, a national banking association, having its principal office at 101 West Washington Street, Indianapolis, Indiana 46255.

                                WITNESSETH:

    WHEREAS, Pledgor has entered into a certain Credit and Security Agreement by and between Pledgor and the Bank dated
August 11, 1995 (hereinafter, as it may from time to time be amended and supplemented, referred to as the "Credit Agreement");
and

    WHEREAS, as further consideration and inducement to the Bank to provide the credit facilities contemplated by the Credit Agreement, Pledgor intends to execute this Pledge Agreement to further collateralize Pledgor's obligations under the Credit Agreement; and

    WHEREAS, it is a condition precedent to the obligations of the Bank under the Credit Agreement that the Pledgor shall execute and deliver this Pledge Agreement and to perform hereunder.

    NOW, THEREFORE, in consideration of the foregoing, the Pledgor hereby agrees with the Bank as follows:

    1. Definitions. All terms used in this Agreement which are not defined herein, but are defined in the Credit Agreement shall have the respective meanings ascribed to them therein. The term "Pledged Stock" as used herein shall mean and include all of the issued and outstanding shares of the capital stock or other securities owned by Pledgor or voting trust certificates or other documents of any kind evidencing any and all ownership or other interests of Pledgor in such securities or any certificates of deposits, instruments, or securities of any other entities, as listed on Schedule 1 annexed hereto (and any supplemental schedules attached hereto or delivered to the Bank from time to time), and any other stock, certificates or securities that have been delivered or are delivered in the future to the Bank by or on behalf of Pledgor and any and all proceeds thereof, now or hereafter owned or acquired by the Pledgor.

    2. Pledge; Rights and Remedies. (a) As collateral security for the due payment and performance of all indebtedness and other liabilities and obligations, whether now existing or hereafter arising, of Pledgor to the Bank arising out of the Credit Agreement, and all instruments, agreements and documents executed, issued and delivered pursuant thereto, including, without limitation, this Agreement (all hereinafter called the "Obligations"), the Pledgor hereby pledges, assigns, hypothecates, delivers, and sets over to the Bank all of his right, title and interest in and to the Pledged Stock, and hereby grants to the Bank a security interest in all of his right, title and interest in and to the Pledged Stock and in the proceeds thereof.

    (b) If the Pledgor shall become entitled to receive or shall receive any stock or voting trust certificate (including, without limitation, any certificate representing a stock dividend or a distribution in connection with any reclassification, increase, or reduction of capital), option or rights, whether as an addition to, in substitution of, or in exchange for any Pledged Stock, or otherwise, the Pledgor shall accept any such instruments as the Bank's agent, shall hold them in trust for the Bank, and shall deliver them forthwith to the Bank in the exact form received, with the Pledgor's endorsement when necessary, and/or appropriate stock powers duly executed in blank, to be held by the Bank, subject to the terms hereof, as further collateral security for the Obligations.

    (c) Any or all shares of the Pledged Stock held by the Bank hereunder may, at the option of the Bank, be registered in the name of the Bank or its nominee as pledgee, and the Bank or its nominee may thereafter, with thirty (30) days' prior written notice to Pledgor, and after the occurrence of any Event of Default defined or specified in the Credit Agreement, exercise all available voting and corporate rights at any meeting of any corporation issuing any of the shares or other securities included in the Pledged Stock and exercise any and all rights of conversion, exchange, subscription, or any other rights, privileges or options pertaining to any of the Pledged Stock as if it were the absolute owner thereof, including, without limitation, the right to receive dividends payable thereon and the right to exchange, at its discretion, any and all of the Pledged Stock upon the merger, consolidation, reorganization, recapitalization, or other readjustment of any corporation issuing any of such securities or upon the exercise by any such issuer of any right, privilege, or option pertaining to any of the Pledged Stock, and in connection therewith, to deposit and deliver any and all of the Pledged Stock with any committee, depository, transfer agent, registrar or other designated agency upon such terms and conditions as it may determine, all without liability except to account for property actually received by it, but the Bank shall have no duty to exercise any of the aforesaid rights, privileges, or options and shall not be responsible for any failure or omission to do so or delay in so doing.

    (d) In the event of the occurrence of any Event of Default defined or specified in the Credit Agreement, the Bank shall have the right to require that all cash dividends payable with respect to any part of the Pledged Stock be paid to the Bank to be held by the Bank as additional security hereunder until applied to the Obligations.

    (e) In the event of the occurrence of any Event of Default defined or specified in the Credit Agreement, the Bank, without demand of performance or other demand, advertisement, or notice of any kind (except the notice specified below of the time and place of public or private sale) to or upon any other person or entity, including, without limitation, any trustee (all and each of which demands, advertisements and/or notices are, to the extent permitted by law, hereby expressly waived), except that Bank shall give thirty (30) days' prior written notice to Pledgor, may forthwith collect, receive, appropriate and realize upon the Pledged Stock, or any part thereof, and/or may forthwith sell, assign, give an option or options to purchase, contract to sell, or otherwise dispose of and deliver the Pledged Stock, or any part thereof, in one or more parcels at public or private sale or sales, in whatever order the Bank may select, at any exchange, broker's board or at any of the Bank's offices or elsewhere at such prices and on such terms (including, without limitation, a requirement that any purchaser of all or any part of the Pledged Stock shall be required to purchase the securities constituting the Pledged Stock for investment and without any intention to make a distribution thereof) as it may deem best, for cash or on credit or for future delivery without assumption of any credit risk, with the right to the Bank or any purchaser upon any such sale or sales, whether public or private, to purchase the whole or any part of the Pledged Stock so sold, free of any right or equity of redemption in the Pledgor, which right or equity is hereby expressly waived and released.

    (f) The proceeds of any collection, recovery, receipt, appropriation, realization, sale or other disposition, shall be applied as follows:

         First, to the reasonable costs and expenses of every kind incurred in connection therewith or incidental to the care, safekeeping, or otherwise of any and all of the Pledged Stock or in any way relating to the rights of the Bank hereunder, including reasonable attorneys' fees and legal expenses;

         Second, to the satisfaction of the Obligations in such order as the Bank may determine in its sole discretion;

         Third, to the payment of any other amounts required by applicable law; and

         Fourth, to the Pledgor, to the extent of the surplus proceeds, if any. The Bank shall have no duty to account to Pledgor unless a surplus exists upon liquidation of the Pledged Stock and any other collateral.

    (g) The Bank need not give more than five (5) days' notice of the time and place of any public sale or of the time after which a private sale may take place and such notice shall be deemed to be reasonable notification of such matters.

    (h) In the event that the proceeds of any collection, recovery, receipt, appropriation, realization, sale or other disposition are insufficient to pay all amounts to which the Bank is legally entitled, the Pledgor will be liable, jointly and severally with all guarantors or parties obligated to the Bank under the documents evidencing the obligations for any deficiency together with interest thereon at the rate prescribed in the Credit Agreement and the reasonable fees of any attorneys employed by the Bank to collect such deficiency.

    3. Rights of Pledgor. Unless and until an Event of Default as defined in the Credit Agreement shall have occurred and be continuing, the Pledgor shall be entitled:

    (a) to vote all or any part of the Pledged Stock at any and all shareholder meetings of the issuer thereof and to execute consents in respect thereof, and to consent to, ratify, or waive notice of any or all shareholder meetings of the issuer thereof with the same force and effect as if this Pledge Agreement had not been made and, if necessary and upon the receipt of the written request from the issuer thereof and/or the Pledgor, the Bank shall from time to time execute and deliver appropriate proxies for that purpose, provided that the Pledgor covenants and agrees not to vote the Pledged Stock in a manner which would create an Event of Default or Unmatured Event of Default under the Credit Agreement or any of the Loan Documents, and

    (b) to receive and collect or to have paid over all dividends declared or paid on the Pledged Stock, except
(i) dividends or distributions constituting stock dividends,
(ii) dividends or distributions in kind, or (iii) liquidating dividends (either partial or complete), provided that any and all such excepted dividends and distributions shall constitute additional collateral for the purposes of this Pledge Agreement and shall be delivered and pledged with the Bank in accordance with Section 2(b) hereof.

    4. Representations. The Pledgor represents and warrants that:

    (a) Pledgor is, as of the date hereof, the legal and beneficial owner of all of the Pledged Stock;

    (b) All of the shares of the Pledged Stock have been duly and validly issued, are fully paid and non-assessable, and are owned by the Pledgor free and clear of any pledge, mortgage, hypothecation, lien, charge, encumbrance, or any security interest in such shares or the proceeds thereof except for the security interest granted to the Bank hereunder; and

    (c) Upon delivery of the Pledged Stock to the Bank or an agent for the Bank, this Pledge Agreement creates and grants a valid first lien on and perfected security interest in the shares of the Pledged Stock and the proceeds thereof, subject to no prior security interest, lien, charge, or encumbrance and subject to no other security interest, lien, charge, or encumbrance or to any agreement purporting to grant to any third party a security interest in the property or assets of the Pledgor which would include the Pledged Stock.

    (d) No authorization, approval or other action by, and no notice to or filing with, any governmental authority or regulatory body is required to be obtained or made by Pledgor either (i) for the pledge by the Pledgor of the Pledged Stock pursuant to this Agreement or for the execution, delivery or performance of this Agreement by the Pledgor, or (ii) for the exercise by the Pledgee of the voting or other rights provided for in this Agreement or the remedies in respect of the Pledged Stock pursuant to this Agreement, subject to applicable state and securities laws.

    (e) There are no restrictions on the transfer of the Pledged Stock except such, if any, as appear on the face or back of the certificates or other evidence of the Pledged Stock or are imposed by operation of law, and there are no options, warrants or rights pertaining thereto. The Pledgor has the right to transfer the Pledged Stock free of any encumbrances and without the consent of the creditors of the Pledgor, any persons, or any governmental agency whatsoever.

    (f) Neither the execution or delivery of this Agreement, nor the consummation of the transactions contemplated hereby, nor the compliance with or performance of the terms and conditions of this Agreement by the Pledgor is prevented by, limited by, conflicts with or will result in the breach or violation of or a default under the terms, conditions or provisions of (i) any mortgage, security agreement, indenture, evidence of indebtedness, loan or financing agreement, trust agreement, stockholder agreement, or other agreement or instrument to which the Pledgor is a party or by which it is bound or (ii) any provision of law, any order of any court or administrative agency or any rule or regulation applicable to the Pledgor, subject to applicable state and federal securities laws.

    (g) Any assignee of all or any portion of the Pledged Stock is essential to receive payments with respect thereto without any defense, counterclaim, set-off, abatement, reduction, recoupment or other claim arising out of the actions of the Pledgor.

    (h) There are no actions, suits or proceedings (whether or not purportedly on behalf of the Pledgor) pending or, to the best knowledge of the Pledgor, threatened affecting the Pledgor that involve the Pledged Stock.

    (i) All consents or approvals, if any, required as a condition precedent to or in connection with the due and valid execution, delivery and performance by the Pledgor of this Agreement have been obtained, subject to applicable state and federal securities laws.

    5. Covenants. (a) The Pledgor hereby covenants that so long as the Obligations shall be outstanding and unpaid, in whole or in part, the Pledgor will not without the prior written consent of the Bank sell, convey, or otherwise dispose of any shares of the Pledged Stock or any interest therein, nor will the Pledgor create, incur, or permit to exist any pledge, mortgage, lien, charge, encumbrance, or any security interest whatsoever with respect to any of the Pledged Stock or the proceeds thereof other than that created or permitted by the Credit Agreement or hereby; provided that the consent of the Bank is not required for the Pledgor to transfer any or all of the Pledged Stock if transferred pursuant to the terms of the Shareholders Agreement (as defined in the Credit Agreement) and if the transferee holds the Pledged Stock subject to this Pledge Agreement.

    (b) The Pledgor warrants and will defend the Bank's right, title, special property and security interest in and to the Pledged Stock against the claims of any person, firm, corporation, or other entity.

    6. Sale of Pledged Stock. (a) If the Bank shall determine to exercise its right to sell any part of the Pledged Stock, and if in the opinion of counsel for the Bank it is necessary to have the Pledged Stock, or that portion thereof to be sold, registered under the provisions of the Securities Act of 1933, as amended (the "Securities Act"), the Pledgor will use his best efforts to cause each issuer of shares included in the Pledged Stock contemplated to be sold to execute and deliver, and cause the directors and officers of each issuer to execute and deliver, all at the Pledgor's expense, all such instruments and documents, and to do or cause to be done all such other acts and things as may be necessary to register the Pledged Stock, or that portion thereof to be sold, under the provisions of the Securities Act and to cause the registration statement relating thereto to become effective and to remain effective for a period of one year from the date of the first public offering of the Pledged Stock, or that portion thereof so to be sold, and to make all amendments thereto and/or to the related prospectus which, in the opinion of the Bank or its counsel, are necessary or advisable, all in conformity with the requirements of the Securities Act and the rules and regulations of the Securities and Exchange Commission applicable thereto; to cause each such issuer to comply with the provisions of the securities laws and regulations of any jurisdiction which the Bank shall designate; and to cause each such issuer to make available to its security holders, as soon as practicable, an earnings statement (which need not be audited) covering a period of twelve months, but not more than eighteen months, beginning with the first month after the effective date of any such registration statement, which earnings statement will satisfy the provisions of Section 11(a) of the Securities Act.

    (b) The Pledgor acknowledges that a breach of any of the covenants contained in subparagraph 6(a) above will cause irreparable injury to the Bank, that the Bank shall have no adequate remedy at law in respect of such breach and, as a consequence, the covenants of the Pledgor contained in the said subparagraph 6(a) shall be specifically enforceable against the Pledgor, and the Pledgor hereby waives, and shall not assert, any defenses against an action for specific performance of such covenants, except for a defense that no Event of Default defined or specified in the Credit Agreement has occurred.

    (c) Notwithstanding the foregoing, the Pledgor recognizes that the Bank may be unable to effect a public sale of all or a part of the Pledged Stock, and may be compelled to resort to one or more private sales to a restricted group of purchasers who will be obligated to agree, among other things, to acquire such securities for their own account, for investment and not with a view to the distribution or resale thereof. The Pledgor acknowledges that any such private sales may be at places and on terms less favorable to the seller than if sold at public sales and agrees that such private sales shall be deemed to have been made in a commercially reasonable manner, and that the Bank has no obligation to delay sale of any such securities for the period of time necessary to permit the issuer of such securities to register such securities for public sale under the Securities Act.

    7. Cooperation. The Pledgor shall at any time and from time to time, upon the request of the Bank, execute and deliver such further documents and do such further acts and things as the Bank may reasonably request in order to effect the purposes of this Pledge Agreement, including, without limitation, delivering to the Bank on the date hereof or at any time hereafter stock powers and irrevocable proxies with respect to the Pledged Stock in the form of Exhibit A and Exhibit B, respectively, attached hereto.

    8. General. (a) Beyond the exercise of reasonable care to assure the safe custody of the Pledged Stock while held hereunder, the Bank shall have no duty or liability to preserve rights pertaining thereto and shall be relieved of all responsibility for the Pledged Stock upon surrendering it to the Pledgor.

    (b) No course of dealing between the Pledgor and the Bank, nor any failure to exercise, nor any delay in exercising, on the part of the Bank, any right, power, or privilege, whether now existing or hereafter arising hereunder or under the Credit Agreement or the Notes, shall operate as a waiver thereof; nor shall any single or partial exercise of any right, power, or privilege hereunder or thereunder preclude any other or further exercise thereof or the exercise of any other right, power, or privilege.

    (c) The rights and remedies herein provided, and provided in the Credit Agreement and the Notes executed and delivered in connection therewith and in all other agreements, instruments, and documents delivered or to be delivered pursuant to any of the foregoing, are cumulative and are in addition to, and not exclusive of, any rights or remedies provided by law, including, without limitation, the rights and remedies of a secured party under the Uniform Commercial Code.

    (d) The provisions of this Pledge Agreement are severable, and if any clause or provision shall be held invalid or unenforceable in whole or in part in any jurisdiction, then such invalidity or unenforceability shall affect only such clause or provision, or part thereof, in such jurisdiction, and shall not in any manner affect such clause or provision in any other jurisdiction, or any other clause or provision in this Pledge Agreement in any jurisdiction.

    (e) This Pledge Agreement shall inure to the benefit of, and be binding upon, the successors and assigns of the parties hereto. Notwithstanding the foregoing, the Pledgor shall not have the right to assign or delegate any of its rights or obligations hereunder without the prior written consent of the Bank, and any purported assignment or delegation in the absence of such consent shall be void.

    (f) This Pledge Agreement has been executed and delivered in the State of Indiana. This Pledge Agreement shall be governed by and construed in accordance with the laws of the State of Indiana.

    (g) The Pledgor recognizes that the Bank has relied on the pledge and security interest granted herein by the Pledgor in extending credit and making the financial accommodations to the Borrower, and the Pledgor agrees that such reliance by Bank shall be sufficient consideration for this pledge.

    (h) This Agreement may be signed in any number of counterparts with the same effect as if the signatures thereto and hereto were upon the same instrument.

    (i) The section headings used herein are for convenience only and shall not be read or construed as limiting the substance or generality of this Agreement.

    IN WITNESS WHEREOF, the parties hereto have caused this Pledge Agreement to be duly executed and delivered as of the day and year first written above.

BUEHLER FOODS, INC.                      NATIONAL CITY BANK, INDIANA

By  /s/ David G. Buehler, Pres.         By /s/ Michael J. Stewart, VP
  ________________________________         ____________________________
  David G. Buehler, President              Michael J. Stewart, Vice President

                                 Schedule I to Pledge Agreement
                                 dated August 11, 1995, from
                                 Buehler Foods, Inc. to
                                 National City Bank, Indiana


                           LIST OF PLEDGED STOCK


      Name of Issuer        Certificate Number          Number/Class
                                                            of
                                                        Shares/Units

GAB Bancorp                                             120,054 shares

                                                                  EXHIBIT A


For Value Received, Buehler Foods, Inc., by its President,
David G. Buehler, hereby sells, assigns and transfers unto One Hundred Twenty Thousand Fifty-Four (120,054) Shares of the Common Capital Stock ("Stock") of GAB Bancorp, an Indiana bank holding company ("company") standing in Buehler Foods, Inc.'s name on the books of said corporation represented by Certificate No(s). _____ _______________________ herewith and do hereby irrevocably constitute and appoint ______________________________ attorney to transfer the Stock on the books of the Company with full power of substitution in the premises.
Dated:  ____________, 19____
                                       BUEHLER FOODS, INC.

                                       By: _____________________
                                           David G. Buehler
                                           President


State of Indiana          )
                          ) SS:
County of ______________  )

    Before me, the undersigned, a Notary Public, in and for said County and State, this _____ day of __________, 19___, personally appeared David G. Buehler, the President of Buehler Foods, Inc., an Indiana corporation, and acknowledged the execution of the foregoing instrument to be his voluntary act and deed on behalf of said corporation.

    IN WITNESS WHEREOF, I have hereunto to subscribed my name and affixed my official seal.

                                       _________________________
                                            Notary Public

                                       _________________________
                                            Printed

My Commission Expires:

_________________________

Residing in said county:

_________________________

                                                                  EXHIBIT B


                             IRREVOCABLE PROXY

    KNOW ALL MEN BY THESE PRESENTS that the undersigned does hereby make, constitute and appoint National City Bank, Indiana (the "Bank") and each of the Bank's officers and employees, its true and lawful attorneys, for it and in its name, place and stead, to act as its proxy in respect of all of the shares of capital stock of GAB Bancorp, an Indiana corporation (hereinafter referred to as the "Corporation"), which the undersigned now or hereafter may beneficially own or hold, including, without limitation, the right, on behalf of the undersigned, to demand the call by any proper officer of the Corporation pursuant to the provisions of its Articles of Incorporation or By-Laws and as permitted by law of a meeting of its shareholders and at any such meeting of shareholders, annual, general or special, to vote for the transaction of any and all business that may come before such meeting, or at any adjournment thereof, including, without limitation, the right to vote for (i) the consolidation, merger or other consolidation with or into the Corporation, (ii) the sale of all or any part of the assets of the Corporation and/or
(iii) the liquidation and dissolution of the Corporation; giving and granting to its said attorneys full power and authority to do and perform each and every act and thing whether necessary or desirable to be done in and about the premises, as fully as the undersigned might or could do if personally present with full power of substitution, appointment and revocation, hereby ratifying and confirming all that the undersigned's said attorneys shall do or cause to be done by virtue hereof.

    This Proxy is given to the Bank and to its officers and employees in consideration of one or more loans of even date herewith by the Bank to Buehler Foods, Inc. ("the "Borrower"), and in order to carry out the covenant of the undersigned contained in a certain Pledge Agreement of even date herewith with the Bank. This Proxy is coupled with an interest, shall not be revocable or revoked by the undersigned, shall be binding upon successors and assigns of the undersigned until the payment in full of all of the indebtedness, obligations or liabilities to the Bank of the Borrower, and may be exercised only after a default in payment of principal or interest when due of any such indebtedness or the occurrence of any other Event of Default as defined or specified in the Credit Agreement referred to in the Pledge Agreement.

    IN WITNESS WHEREOF, the undersigned has executed this Irrevocable Proxy as of this 11th day of August 1995.

                          BUEHLER FOODS, INC.


                           /s/ David G. Buehler, Pres.
                           ____________________________
                           David G. Buehler, President

                       PLEDGE AND SECURITY AGREEMENT
                           (Third Party-Pledgor)


    The undersigned, Buehler Foods, Inc., being hereinafter referred to as "Pledgor," and for a valuable consideration and to induce United Fidelity Bank, fsb, hereinafter referred to as "Lender," to extend new credit to Joseph Buehler and Mary Jane Becher, as Trustees of The Marjorie Buehler Real Estate Trust dated December 12, 1984, hereinafter referred to as "Borrower," HEREBY GRANTS to Lender a security interest in the following described securities:

         9439 shares of German American Bancorp stock, as represented by Stock Certificate No(s). G 2203 and G 1686 .

    The indebtedness and obligations of Borrower which are secured by this Pledge Agreement are a loan in the amount of Three Hundred Thousand Dollars ($300,000.00), as evidenced by a certain Commercial Term Promissory Note of even date herewith executed by Borrower in favor of Lender, and all renewals, extensions, rearrangements, and increases thereof, and any other loans made in the future to Borrower which specifically reference this Agreement, being hereinafter collectively referred to as "Obligations."

    This contract and Agreement is made upon and is subject to the following additional terms and provisions, to-wit:

    1. Warranties of Pledgor. The Pledgor warrants and represents that it is the lawful owner of the securities hereby pledged to Lender, that there are no restrictions on the transfer of any of the pledged securities other than may appear on the fact of the certificate(s), and that the Pledgor has the right to pledge and encumber said securities and to transfer said securities free of any encumbrances without obtaining the consent of any party.

    2. Covenants of Pledgor. Pledgor covenants and agrees that, as long as the Obligations secured hereby are unpaid, Pledgor will not, without the written consent of Lender first obtained, (a) cause, vote for, or consent to the issuance of any additional capital stock by any corporation whose stock is pledged hereby; (b) vote for, cause, or permit any merger, consolidation, dissolution, sale or liquidation of such corporation, or any of its assets; or (c) vote for, cause, or permit any lien or encumbrance or mortgage or security interest to exist against the assets of the corporation except those which exist of record as of the date hereof or except those which arise in the ordinary course of business and are for value received.

    3. Voting; Dividends and Recapitalization. So long as the Obligations are not in default, Pledgor may vote the securities pledged hereunder. In the event that, during the term of this pledge, any share dividend, stock split, reclassification, readjustment, or other changes are declared or made in the capital structure of any corporation, the shares of which are pledged hereby, all new, substituted, and additional shares or other securities issued by reason of any such change and any bond interest or premium shall be held by the Lender under the terms of this Agreement in the same manner as the shares originally pledged hereunder.

    4. Waiver of Notice. Pledgor specifically waives any notice of acceptance of this Pledge Agreement by Lender and of the creation, advancement, increase, existence, extension or renewal or rearrangement of the Obligations, or any indulgence with respect to the Obligations, or any part thereof, and of nonpayment thereof or default thereon, and waives grace, demand, protest, presentment and notice of demand, protest and presentment with respect to the Obligations, and waives notice of the amount of the Obligations outstanding at any time and agrees that the maturity of the Obligations, or any part thereof, may be accelerated, extended or renewed or any other indulgence may be granted with respect thereto by Lender at its will or as may be agreed by Borrower without notice to or further consent by Pledgor at any time or times and from time to time.

    5. Release. Pledgor agrees that no renewal, extension or rearrangement of or any other indulgence with respect to the Obligations, or any part thereof, no release of or substitution for any security or guaranty now or hereafter held by Lender for payment of the Obligations, or of any part thereof, no release of Borrower or of any other person primarily or secondarily liable on the Obligations, or any part thereof (including any maker, endorser, guarantor or surety), no delay in enforcement of payment of the Obligations, or any part thereof, and no delay or omission or lack of diligence or care in exercising any right or power with respect to the Obligations or any security therefor or guaranty thereof or under this Agreement shall in any manner impair or affect the rights of Lender under this Pledge Agreement or of the liability of Pledgor hereunder. Pledgor specifically agrees that it shall not be necessary or required (and that Pledgor shall not be entitled to require) that Lender file suit or proceed to obtain or assert a claim for personal judgment against Borrower for the Obligations or make any effort at collection of the Obligations or proceed to obtain or assert a claim for personal judgment against any other party (maker, guarantor, endorser or surety) liable for the Obligations or make any effort at collection of the Obligations from any such other party or exercise or assert any other right or remedy to which Lender is or may be entitled in connection with the Obligations or any security or guaranty therefor, or assert or file any claim against the assets of the Borrower or any guarantor or other person liable for the Obligations, or any part thereof, before or as a condition of enforcing the security interest of Lender acquired by this Pledge Agreement. Pledgor expressly waives any right to the benefit of or to require or control application of any security or the proceeds of any security now existing or hereafter obtained by lender as security for the Obligations, or any part thereof, and agree that Lender shall have no duty insofar as Pledgor is concerned to apply upon any of the Obligations any monies, payments or other property at any time received by or paid to or in the possession of Lender, except as Lender shall determine in its sole discretion. Pledgor specifically agrees that Pledgor shall not have any recourse or action against Lender by reason of any action Lender may take or omit to take in connection with the Obligations, the collection of any sums or amounts herein mentioned, or in connection with any security or any guaranty at any time existing therefor.

    6. Terms of Other Documents. Pledgor agrees to the terms, provisions and conditions of any note, notes, guaranty or other agreements which may have been or may hereafter be executed by Borrower evidencing or in connection with the Obligations or any part thereof, and agree that the security interest of Lender hereunder shall in no manner be affected, impaired or released by reason of any terms, provision or condition of any such note or other agreement or by failure, refusal or omission of Lender to enforce or observe any of same or any action taken or omitted to be taken by Lender pursuant thereto or in connection therewith.

    7. Effect of Bankruptcy. Pledgor agrees that bankruptcy or insolvency of the Borrower or of any guarantor hereafter existing or occurring (even though rendering the Obligations unenforceable or uncollectible as against Borrower or any guarantor) shall in no manner impair, affect or release the security interest of Lender hereunder.

    8. Default. In the event that Borrower defaults in the payment or performance of any Obligation secured by and under this Agreement, the Lender shall have all of the rights and remedies provided by the Uniform Commercial Code in force in the State of Indiana at the date of this Agreement, and Lender shall have full power and authority to sell, assign, transfer, and deliver the collateral at public or private sale or sales at the option of the Lender, without notice or advertisement and the Lender may purchase at any public sale all or any part or parts of the pledged securities at any such sale and shall thereupon hold the property so purchased free of any claim of the Pledgor, and no purchaser at any such sale shall be responsible for the application of the purchase money. After deducting all costs, expenses, and fees incurred by the Lender in making such sale or sales, the net proceeds therefrom shall be applied to the payment of any or all Obligations of the Borrower to Lender in such manner and toward such Obligations as Lender in its sole discretion may elect, and the surplus, if any, shall be paid to Pledgor.

    Without suggesting that other procedures may not also be commercially reasonable or that any of the following procedures is mandatory in any particular case, it is conclusively agreed by the Pledgor that the following are all commercially reasonable methods of disposing of any unlisted securities constituting a portion of the pledged securities in the event of a default by Borrower.

         (a) Sale of all the pledged securities as a block at a public auction sale held in Evansville, Indiana, to the highest cash bidder therefor who is a bona fide resident of the State of Indiana, said sale to be conducted within thirty (30) days after advertising therefor for five (5) consecutive days in the Midwest Edition of The Wall Street Journal and The Evansville Courier newspaper, or, if either of said newspapers is not in existence at said time, then in another English speaking newspaper having a general circulation the same as or similar to the newspaper(s) which no longer exists; or

         (b) Sale of all the pledged securities as a block at a private sale for the highest cash price offered by a bona fide resident of the State of Indiana, said sale to be consummated within thirty (30) days after advertising said private sale for five (5) consecutive days in the Midwest Edition of The Wall Street Journal and The Evansville Courier newspaper, or, if either of said newspapers is not in existence at said time, then in another English speaking newspaper having a general circulation the same as or similar to the newspaper(s) which no longer exists; or

         (c) A private offering and sale for investment purposes of all or part of the pledged securities in such a manner that the sale thereof would constitute a private placement of said stock under all applicable federal and state securities acts and under the regulations of the Comptroller of the Currency.

In the event that Lender deems it necessary to effect a registration of all or part of the pledged stock under applicable federal and state securities law in order to effect the same for sale to the public, the expenses of all such registrations shall be an expense of sale. Pledgor agrees to fully cooperate in any such registrations, and Pledgor agrees to and shall execute all documents necessary to effect said registration.

    9. Limited Liability of Lender. The Pledgor agrees that the Lender shall have no duty or liability as to the preservation of any rights pertaining to the pledged securities beyond the safe custody thereof and the return thereof to the Pledgor upon the complete satisfaction and payment of all obligations of Borrower to the Lender. In the event of Borrower's default, the Lender shall have no liability to the Pledgor for any diminution in value of the pledged securities which may occur between the period of time between the declaration of default and the actual sale thereof.

    10. Stock and Bond Powers. Concurrently with the execution of this Pledge Agreement, the Pledgor agrees to and shall deliver to Lender stock powers for all of the pledged stock executed in blank by the Pledgor and such similar documents for pledged bonds as Lender may request, and Pledgor further agrees to and shall execute any other documents required by Lender at any time or upon default of the Borrower for the purpose of effecting sale of the pledged securities.

    11. Remedies Cumulative. All of the remedies of the Lender hereunder either provided for in this Agreement or covered by applicable laws shall be cumulative and not alternative, and they may be enforced successively or concurrently and without derogation of the foregoing, the Obligations of Pledgor herein contained may be specifically enforced in equity or may be enforced without recourse to any court.

    12. Binding Effect - Choice of Laws. This Agreement is intended for and shall inure to the benefit of Lender and each and every other party or persons who is or shall from time to time become the owner, part owner, or holder of the Obligations hereby secured, and each and every reference herein to Lender shall also include and refer to each and every successor or assignee of, or loan participant with, Lender, at any time holding or owning any part of or any interest in any part of the Obligations hereby secured. Pledgor expressly waives notice of transfer or assignment of the Obligations, or any part thereof, or the rights of Lender thereunder. This Agreement shall be construed in accordance with and governed by the laws of the State of Indiana.

    13. False Representations. If any representation or warranty of the Pledgor herein contained shall prove to have been untrue when made or if Pledgor shall default in the due performance or observance of any agreement herein contained, Lender may declare the principal and interest shall become forthwith due and payable in full without presentment, demand, protest or other notice of any kind, all of which are hereby expressly waived.

    14. Captions. Captions in this Agreement are for the assistance of the reader and are not intended to modify the text of the various provisions.

    SIGNED, SEALED and DELIVERED at Jasper, Indiana, this 6th day of September, 1996.


                                        "PLEDGOR"

                                        BUEHLER FOODS, INC.



                                By  /s/ David G. Buehler, Pres.
                                  _______________________________
                                  David G. Buehler, President

                         BORROWER'S ACKNOWLEDGMENT


    The undersigned, as the party identified as "Borrower" in the foregoing Agreement, hereby acknowledges the foregoing terms of said Agreement and consent to the same.

    DATED this 6th day of September, 1996.

                                        "BORROWER"


                                        /s/ Joseph Buehler
                                        ____________________________
                                        Joseph Buehler, as Trustee
                                        of the Marjorie Buehler Real
                                        Estate Trust dated
                                        December 12, 1984


                                        /s/ Mary Jane Becher
                                        _____________________________
                                        Mary Jane Becher, as Trustee
                                        of the Marjorie Buehler Real
                                        Estate Trust dated
                                        December 12, 1984


STATE OF INDIANA          )
                          ) SS:
COUNTY OF DUBOIS          )

    Before me, the undersigned Notary Public in and for said County and State, personally appeared the within named Joseph Buehler, as Trustee of the Marjorie Buehler Real Estate Trust dated December 12, 1984, and acknowledged the execution of the foregoing instrument.

    WITNESS my hand and notarial seal this 6th day of September, 1996.

My county residence is
  Pike   County,                         /s/ Melissa Miller
________                                 ____________________
State of Indiana, and                    NOTARY PUBLIC

My commission expires:                   Melissa Miller
                                         ____________________
   7-4-98                                PRINTED NAME
____________

STATE OF INDIANA          )
                          ) SS:
COUNTY OF DUBOIS          )

    Before me, the undersigned Notary Public in and for said County and State, personally appeared the within named Mary Jane Becher, as Trustee of the Marjorie Buehler Real Estate Trust dated December 12, 1984, and acknowledged the execution of the foregoing instrument.

    WITNESS my hand and notarial seal this 6th day of September, 1996.

My county residence is
  Pike   County,                       /s/ Melissa Miller
________                               ______________________
State of Indiana, and                  NOTARY PUBLIC

My commission expires:                 Melissa Miller
                                       ______________________
   7-4-98                              PRINTED NAME
 __________


STATE OF INDIANA          )
                          ) SS:
COUNTY OF DUBOIS          )

    Before me,the undersigned Notary Public in and for said County and State, came Buehler Foods, Inc., by David G. Buehler, its President, who, as such officer, acknowledged the execution of the foregoing instrument for and on behalf of said company.

    WITNESS my hand and notarial seal this 6th day of September, 1996.

My county residence is
  Pike   County,                       /s/ Melissa Miller
 ______                                ______________________
State of Indiana, and                  NOTARY PUBLIC

My commission expires:                 Melissa Miller
                                       ______________________
   7-4-98                              PRINTED NAME
  _________